Exhibit 99.1

RED FOOTBALL LIMITED

First Quarter Results

Fiscal Year Ended 30 June 2014

Bond Group Parent: Red Football Limited

Bond Issuer: MU Finance plc

14 November 2013

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The summary financial information provided overleaf has been derived from the unaudited interim consolidated financial statements of Red Football Limited as at and for the three months ended 30 September 2013 and 2012, which have been prepared in accordance with International Financial Reporting Standards (“IFRSs”), as adopted by the European Union, International Financial Reporting Interpretations Committee (“IFRIC”) interpretations, and the Companies Act 2006.

INTERIM CONSOLIDATED INCOME STATEMENT - UNAUDITED

	Three months ended 30 September
	2013 £’000	2012 £’000
Commercial revenue	59,857	43,030
Broadcasting revenue	19,330	13,722
Matchday revenue	19,334	19,564
Group revenue	98,521	76,316

Employee benefit expenses	(52,895)	(40,272)
Other operating expenses	(23,388)	(19,701)
Operating profit before depreciation, amortization of, and profit on disposal of, players’ registrations (“EBITDA”)	22,238	16,343
Depreciation	(1,983)	(1,917)
Amortization of players’ registrations	(11,904)	(9,823)
Operating profit before profit on disposal of players’ registrations	8,351	4,603
Profit on disposal of players’ registrations	996	4,818
Operating profit	9,347	9,421
Net interest payable on loans and deferred element of terminated interest rate swap	(654)	(681)
Foreign exchange losses on US dollar denominated bank accounts	(3,014)	(116)
Interest payable on secured term loan facility and senior secured notes	(4,916)	(9,053)
Amortization of issue discount and debt issue/finance costs	(296)	(3,072)
Premium on repurchase of senior secured notes	—	(5,244)
Foreign exchange gains on US dollar denominated secured term loan facility and senior secured notes (1)	—	7,644
Fair value movement on derivative financial instruments	(885)	(16)
Net finance costs	(9,765)	(10,538)
Loss before tax	(418)	(1,117)
Tax credit/(expense)	2,416	(101)
Profit/(loss) for the period	1,998	(1,218)

Attributable to:
Owners of the parent	1,998	(1,300)
Non-controlling interest	—	82
	1,998	(1,218)

(1) On 1 July 2013 the Group started hedging the foreign exchange risk on a portion of future US dollar revenues using the Group’s US dollar borrowings as the hedging instrument. As a result, foreign exchange gains or losses arising on re-translation of the Group’s US dollar borrowings are now initially recognised in other comprehensive income, rather than recognised in the income statement immediately. Amounts previously recognised in other comprehensive income and accumulated in a hedging reserve are subsequently reclassified into the income statement in the same accounting period, and within the same income statement line (i.e. commercial revenue), as the underlying future US dollar revenues. This will reduce foreign exchange volatility in the consolidated income statement.

INTERIM CONSOLIDATED BALANCE SHEET - UNAUDITED

		At 30 September
	Note	2013 £’000	2012 £’000
ASSETS
Non-current assets
Property, plant and equipment		256,244	250,479
Investment property		14,051	14,169
Goodwill		421,453	421,453
Players’ registrations		144,680	135,634
Trade and other receivables	1	241	1,500
		836,669	823,235
Current assets
Derivative financial instruments		882	1,228
Trade and other receivables	1	678,011	689,128
Current tax receivable		—	3,551
Cash and cash equivalents		83,384	52,521
		762,277	746,428
Total assets		1,598,946	1,569,663

EQUITY AND LIABILITIES
Equity
Share capital		—	—
Capital contribution reserve		474,203	474,530
Hedging reserve		19,395	791
Retained earnings		410,573	416,000
Equity attributable to owners of the parent		904,171	891,321
Non-controlling interest		—	(1,921)
		904,171	889,400
Non-current liabilities
Derivative financial instruments		1,649	1,701
Trade and other payables	2	18,014	23,232
Borrowings		353,476	353,966
Deferred revenue		18,023	7,131
Provisions		845	1,247
Deferred tax liabilities		14,913	25,608
		406,920	412,885
Current liabilities
Derivative financial instruments		571	—
Current tax liabilities		5,472	3,172
Trade and other payables	2	107,020	107,326
Borrowings		7,571	5,740
Deferred revenue		166,757	150,714
Provisions		464	426
		287,855	267,378
Total equity and liabilities		1,598,946	1,569,663

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS — UNAUDITED

	Three months ended 30 September
	2013 £’000	2012 £’000
Cash flows from operating activities
Loss before tax	(418)	(1,117)
Depreciation charges	1,983	1,917
Amortization of players’ registrations	11,904	9,823
Profit on disposal of players’ registrations	(996)	(4,818)
Net finance costs	9,765	10,538
Fair value gains on derivative financial instruments	(160)	(111)
Reclassified from hedging reserve	(188)	—
Decrease in trade and other receivables	536	3,587
Increase in trade and other payables and deferred revenue	10,685	14,210
Decrease in provisions	(160)	(146)
Cash generated from operations	32,951	33,883
Interest paid	(9,146)	(24,503)
Debt finance costs relating to borrowings	(19)	—
Interest received	59	85
Income tax paid	(487)	(202)
Net cash generated from operating activities	23,358	9,263
Cash flows from investing activities
Purchases of property, plant and equipment	(4,093)	(3,396)
Purchases of players’ registrations	(33,450)	(34,897)
Proceeds from sale of players’ registrations	6,655	5,364
Net cash used in investing activities	(30,888)	(32,929)
Cash flows from financing activities
Capital contribution	—	68,404
Loan to parent undertaking	(181)	—
Repayment of borrowings	(91)	(62,704)
Net cash (used in)/generated from financing activities	(272)	5,700
Net decrease in cash and cash equivalents	(7,802)	(17,966)
Cash and cash equivalents at beginning of period	94,200	70,603
Exchange losses on cash and cash equivalents	(3,014)	(116)
Cash and cash equivalents at end of period	83,384	52,521

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

1.    Trade and other receivables

	At 30 September
	2013 £’000	2012 £’000
Net trade receivables	11,353	39,939
Receivables owed by group undertakings	613,862	619,241
Other receivables	3,178	163
Accrued income	30,976	18,309
	659,369	677,652
Prepayments	18,883	12,976
	678,252	690,628
Less: non-current portion:
Trade receivables	241	1,500
Non-current trade and other receivables	241	1,500
Current trade and other receivables	678,011	689,128

2.    Trade and other payables

	At 30 September
	2013 £’000	2012 £’000
Trade payables	42,339	32,783
Payables owed to group undertakings	34,091	27,891
Other payables	16,792	21,805
Accrued expenses	20,026	33,649
	113,248	116,128
Social security and other taxes	11,786	14,430
	125,034	130,558
Less: non-current portion:
Trade payables	7,291	7,213
Other payables	10,723	16,019
Non-current trade and other payables	18,014	23,232
Current trade and other payables	107,020	107,326